Filed Pursuant to Rule 253(g)(2)
File No. 024-10969

FUNDRISE INCOME EREIT 2019, LLC

SUPPLEMENT NO. 1 DATED JULY 25, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Senior Mortgage Loan – 4927 Washington, LLC

On July 19, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000 (the “4927 Washington Senior Loan”). $2,650,000 of the maximum principle was funded at closing. The Borrower, 4927 Washington, LLC, a California limited liability company (“4927 Washington”), used the loan proceeds to refinance approximately 12,500 square feet of land located at 4927 Washington Blvd., Los Angeles, CA 90016 (the “4927 Washington Property”). 4927 Washington intends to complete construction drawings and obtain permits to construct a 54-unit apartment complex at the site. The 4927 Washington Senior Loan was financed with a $3,000,000 unsecured loan obtained from an affiliate, with a one year initial term and an interest rate of 4.50% per annum, with interest accruing to maturity.

4927 Washington is managed by the principals of The Ketter Group and Gabriel Gold of Index Real Estate Investments (the “Sponsors”). The principals of the Ketter Group have acquired, entitled and constructed approximately 60 projects valued at $650 million. Index Real Estate Investments acquired, entitled and constructed approximately 9 projects valued at $60 million.

The 4927 Washington Property is composed of four parcels, all of which are currently unimproved.

On the original closing date of the 4927 Washington Senior Loan, 4927 Washington was capitalized with approximately $479,355 of equity capital from the Sponsors.

The 4927 Washington Senior Loan bears an interest rate of 9.9% per annum, with an amount equal to 9.9% per annum paid current on a monthly basis through the maturity date, July 19, 2020 (the “4927 Washington Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 4927 Washington Senior Loan amount, paid directly by 4927 Washington.

4927 Washington has the ability to extend the 4927 Washington Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 4927 Washington would be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate would increase to 10.9%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 4927 Washington Senior Loan’s initial loan-to-cost ratio, or the LTC ratio, was approximately 84.7%. The LTC ratio is the amount of the initially funded portion of the 4927 Washington Senior Loan divided by the land purchase price and associated costs of permitting the proposed project. As of its closing date, the 4927 Washington Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 64.2%. The LTV ratio is the amount of the initially funded portion of the 4927 Washington Senior Loan divided by the July 2019, third-party appraised value of the 4927 Washington Property. There can be no assurance that such value is correct.

The 4927 Washington Property is located in the Mid-City neighborhood of Los Angeles, CA, approximately 9 miles west of Downtown Los Angeles. The 4927 Washington Property is within close proximity to parks, shops, restaurants and the employment centers in Culver City.

As the 4927 Washington Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.